As filed with the Securities and Exchange Commission on September 28, 2020

Registration No. 333-248743

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 3

TO

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

APTORUM GROUP LIMITED

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

17 Hanover Square

London W1S 1BN, United Kingdom

Telephone: +44 20 80929299

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Copies to:

Louis Taubman, Esq.	Robert F. Charron
Hunter Taubman Fischer & Li LLC	Ellenoff Grossman & Schole LLP
1450 Broadway, 26th Floor	1345 Avenue of the Americas
New York, NY 10018	New York, NY 10105-0302
Tel: 917.512.0827	Tel: (212) 370-1300
Fax: 212.202.6380

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Class A Ordinary Shares, par value $1.00 per share(2)	15,000,000		1,947
Warrants to purchase Class A Ordinary Shares	-		-	(3)
Class A Ordinary Shares issuable upon exercise of Warrants(2)	15,000,000		1,947
Pre-funded warrants to purchase Class A Ordinary Shares		(4)	-
Class A Ordinary Shares issuable upon exercise of the pre-funded warrants		(4)	-
Placement Agent warrants(5)	-		-	(3)
Class A Ordinary Shares issuable upon exercise of the Placement Agent warrants(5)	1,312,500		171
Total	$31,312,500		$4,065	(6)

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional Class A Ordinary Shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(3)	No fee required pursuant to Rule 457(g).
(4)	The proposed maximum aggregate offering price of the Class A Ordinary Shares will be reduced on a dollar-for-dollar basis based on the offering price of any pre-funded warrants sold in the offering, and the proposed maximum aggregate offering price of the pre-funded warrants to be sold in the offering will be reduced on a dollar-for-dollar basis based on the offering price of any Class A Ordinary Shares sold in the offering. Accordingly, the proposed maximum aggregate offering price of the Class A Ordinary Shares and pre-funded warrants (including the Class A Ordinary Shares issuable upon exercise of the pre-funded warrants), if any, is $15,000,000.
(5)	Represents warrants issuable to H.C. Wainwright & Co., LLC (the “Placement Agent’s Warrants”) to purchase a number of Class A Ordinary Shares equal to 7.0% of the number of Class A Ordinary Shares and Pre-funded warrants being offered at an exercise price equal to 125% of the combined public offering price of the Class A Ordinary Shares and related warrant.
(6)	A filing fee of $4,065.00 has previously been paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE

We are filing this Amendment No. 3 to our registration statement on Form F-1, initially filed on September 11, 2020 and as amended on September 24, 2020 and September 25, 2020 (File No. 333-248743) (the “Registration Statement”) solely to: (i) to include the conformed signature to the opinion of U.S. Counsel (ii) include the conformed signature to the opinion of Cayman Islands’ Counsel and revise it to refer to the number of shares being registered.

We are not registering any additional securities in this amendment. All applicable registration fees were previously paid.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Regulation S promulgated thereunder regarding offshore offers and sales.

The Bond Offering

On April 6, 2018, we entered into a subscription agreement (the “Bond Subscription Agreement”) with Peace Range Limited (“Peace Range”), a company incorporated under the laws of the British Virgin Islands and wholly owned special purpose vehicle of Adamas Ping An Opportunities Fund L.P. Adamas Ping An Opportunities Fund L.P. is the third fund from Adamas Asset Management (HK) Limited (“Adamas”) and the first fund from the joint venture between Adamas and Yun Sheng Capital Company Limited, a subsidiary of Ping An Insurance (Group) Company of China, Limited and is advised by Ping An Capital Company Limited. Pursuant to the Bond Subscription Agreement, we issued Peace Range a $15,000,000 convertible bond (the “Bond” and the “Bond Offering”), minus a structuring fee equal to 2% of the principal amount of the Bond, on April 25, 2018. We also agreed to pay certain expenses, up to an aggregate limit of $250,000, incurred by Peace Range in connection with the Bond Offering. The closing of the transaction contemplated by the Bond Subscription Agreement and the issuance of the Bond are subject to standard closing conditions, which may be satisfied or waived by the impacted party. The Bond earns interest at the rate of 8% per annum, payable semi-annually. The payment of the Bond is guaranteed by our holding company, Jurchen Investment Corporation (“Jurchen”), a company wholly owned by our CEO, Ian Huen, pursuant to a deed of guarantee (the “Guarantee”). In addition, the repayment of the principal of the Bond and interest payables is secured by a fund we set aside in a debt service reserve account, with the funds in the debt service reserve account to be released in an amount pro rata to the principal amount of the Bond being converted. The Bond shall mature on the twelfth calendar month following the issuance date, or with prior written consent of the holders of the Bond, the business day falling six calendar months thereafter. 10% of the principal amount of the Bond automatically converted into our Class A Ordinary Shares following the IPO; the rest of the Bond is convertible at the option of the holder commencing on the closing of the IPO until the earlier of the date falling 12 calendar months after the maturity of the Bond and the date falling 12 calendar months after the closing of the IPO. We closed the Bond Offering on April 25, 2018 and issued a Bond to Peace Range pursuant to the Bond Subscription Agreement. Pursuant to the aforementioned conversion rights, we issued an aggregate of 119,217 shares of Class A Ordinary Shares to the Bond holder after the IPO closed. Following the IPO and pursuant to the terms of the related agreements, the shares Jurchen previously submitted to be held in escrow to guarantee the payment of the Bond were released to Jurchen and the related share charge agreement and escrow agreement were terminated.

On April 24, 2019, one of our wholly owned subsidiaries, Aptorum Investment Holding Ltd., repurchased the Bonds from Peace Range. According to the amended and restated terms and conditions of the Bonds, the Bondholder was granted certain rights to subscribe for additional ordinary shares of the Company, in an amount up to the principal amount of the Bonds at a price of US$12.17 (subject to adjustment) on or before 7 days prior to the maturity date (“Subscription Right”). The total consideration of the repurchase of Bonds and the Subscription Rights was US$13.6 million in cash, excluding accrued interest. The Bond matured and was redeemed on October 25, 2019.

One of the underwriters in the IPO also served as a placement agent for the Bond Offering and received (i) a cash success fee of $600,000 and (ii) warrants to purchase 67,790 Class A Ordinary Shares, at an exercise price of $12.17 per share, subject to adjustment (the “Bond PA Warrants”). The Bond PA Warrants are exercisable on a cashless basis. China Renaissance Securities (HK) Limited (“China Renaissance”) also served as a placement agent for the Bond Offering; for such services, China Renaissance received a cash success fee of $150,000. Prior to the commencement the IPO, Boustead assigned all such securities to a non-affiliate; the assignment is non-recourse. As of the date hereof, there are no outstanding Bond PA Warrants.

The Series A Note Offering

On May 15, 2018, we closed a private financing with certain investors (the “Series A Note Investors”) who purchased an aggregate of approximately $1,600,400 Series A convertible notes, at a purchase price of $10,000 per note (the “Series A Notes”), pursuant to a note purchase agreement. Some of the Series A Note Investors are either affiliates of the Company or “related persons” as such term is defined in Item 404 of Regulation S-K. We refer to this private placement transaction as the “Series A Note Offering.” The Series A Note Investors entered into a lock-up agreement, pursuant to which they agreed not to sell or otherwise transfer or dispose the Series A Notes or the Class A Ordinary Shares underlying the Series A Notes during the six-month period commencing on the date our Class A Ordinary Shares commence trading on NASDAQ Global Market. The Series A Notes automatically converted into Class A Ordinary Shares at the closing of the IPO at a conversion price equal to a 56% discount to the actual price per Class A Ordinary Share (“Conversion Price”). Accordingly, the Series A Notes converted into, and we issued an aggregate of 230,252 shares of Class A Ordinary Shares after the IPO closed.

One of the underwriters in the IPO also served as a placement agent for the Series A Note Offering and received: (i) a cash success fee of $68,516 and (ii) warrants to purchase 12,663 Class A Ordinary Shares, at an exercise price of $6.95 per share, subject to adjustment (the “Series A Note PA Warrants”). The Series A Note PA Warrants are also exercisable on a cashless basis, at the holder’s discretion. As of the date hereof, there are no outstanding Series A Note PA Warrants.

Credit Agreements and Promissory Notes

On August 13, 2019 (the “Effective Date”), Aptorum Therapeutics Limited (“ATL”), one of our wholly owned subsidiaries, entered into two separate Promissory Notes and Line of Credit Agreements (the “Agreements”) with Aeneas Group Limited (“Aeneas Group”) and Jurchen Investment Corporation (“Jurchen”). The Aeneas Group Agreement and Jurchen Agreement provide ATL with a line of credit up to twelve million dollars ($12,000,000) and three million dollars ($3,000,000), respectively (collectively, the “Line of Credit”), representing the maximum aggregate amount of the advances of funds from the Line of Credit that may be outstanding at any time under the Line of Credit (the “Principal Indebtedness”). ATL may draw down from the Line of Credit at any time through the day immediately preceding the third anniversary of the Effective Date (the “Maturity Date”). Interest will be payable on the outstanding Principal Indebtedness at the rate of eight percent (8%) per annum, payable semi-annually in arrears on February 12 and August 12 in each year. ATL may pre-pay in whole or in part, the Principal Indebtedness of the Line of Credit, and all interest accrued at any time prior to the Maturity Date, without penalty. Under the Agreements, in addition to certain standard covenants, we are also not permitted, without the prior written consent of Aeneas Group and Jurchen to (i) liquidate, dissolve or wind-up our business and affairs; (ii) effect any merger or consolidation transaction; (iii) sell, lease, transfer, license or otherwise dispose, in a single transaction or series of related transactions, all or substantially all of our assets; or (iv) consent to any of the foregoing. The Agreements are subject to standard events of default, which if not cured within the agreed upon cure period, permits Aeneas Group or Jurchen, as applicable, to declare the outstanding Principal Indebtedness immediately due and payable, to exercise any other remedy provided for in the Agreements or any other right available to Aeneas Group or Jurchen as provided at law or in equity. Jurchen and Aeneas Group also maintain the right to set-off during the term of the Agreements.

Registered Direct Offering

On February 28, 2020, we closed a Registered Direct Offering with certain non-affiliated institutional investors (the “Non-affiliated Purchasers”) and Jurchen Investment Corporation, our largest shareholder and wholly owned by Mr. Ian Huen, our Chief Executive Officer (the “Affiliated Purchaser” collectively with the Non-affiliated Purchasers, the “Purchasers”). The Purchasers purchased an aggregate of 1,351,350 Class A Ordinary Shares and warrants (“February 2020 Warrants”) to purchase 1,351,350 Class A Ordinary Shares (the “Offering”), for gross proceeds of approximately $10 million. The February 2020 Warrants will be exercisable immediately following the date of issuance for a period of seven years at an initial exercise price of $7.40. The purchase price for each Share and the corresponding Warrant is $7.40.

We agreed that we would not issue any Class A Ordinary Shares (or Class A Ordinary Share Equivalents (as defined in the purchase agreement entered on February 25, 2020)) for 45 days following the closing of the Registered Direct Offering subject to certain customary exceptions, including, without limitation, issuances of restricted securities to consultants or employees of the Company, share option grants and issuances pursuant to existing outstanding securities and issuance in connection with strategic acquisition.

We agreed from the date of the purchase agreement until the date that is the later of (i) the 12 month anniversary of the closing date or (ii) one or more subsequent issuance by the Company or any of its subsidiaries of ordinary share equivalent having aggregate gross proceeds of at least $20,000,000, the Purchasers shall have the right to participate in the subsequent financing up to an amount equal to 50% of the Subsequent Financing (the “Participation Maximum”) on the same terms, conditions and price provided for in the Subsequent Financing.

We also agreed certain most favored nation treatment of the all the Purchasers pursuant to which each Purchaser will have the opportunity to automatically have the same benefit if the terms and conditions with respect to this Purchase Agreement or any securities offered therein the Company offered to the other Purchasers are more favorable.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or consolidated financial statements or the notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 28, 2020.

Aptorum Group Limited

By:	/s/ Ian Huen
Name: Ian Huen
Title: Chief Executive Officer and Executive Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities set forth below on September 28, 2020.

/s/ Ian Huen	Chief Executive Officer (principal executive officer) and Executive Director
Name: Ian Huen

/s/ Sabrina Khan	Chief Financial Officer
Name: Sabrina Khan	(principal financial officer and principal accounting officer)

/s/ Darren Lui	President and Executive Director
Name: Darren Lui

/s/ Clark Cheng	Chief Medical Officer and Executive Director
Name: Clark Cheng

/s/ Douglas Arner	Director
Name: Douglas Arner

/s/ Charles Bathurst	Director
Name: Charles Bathurst

/s/ Mirko Scherer	Director
Name: Mirko Scherer

/s/ Justin Wu	Director
Name: Justin Wu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in the City of New York, State of New York, on September 28, 2020.

By:	/s/ Louis Taubman
Name: Louis Taubman
Title: Authorized Representative in the United States

EXHIBIT INDEX

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

The following documents are filed as part of this registration statement:

Exhibit No.	Description
1.1	Form of Placement Agent Agreement(11)
3.1	Second Amended and Restated Articles of Association *
4.1	Registrant’s Specimen Certificate for Ordinary Shares*
4.2	Form of Placement Agent’s Warrant(11)
4.3	Form of February 2020 Warrant+
4.4	Form of Pre-Funded Warrant(11)
4.5	Form of Warrant(11)
5.1	Opinion of Cayman Islands counsel of Aptorum Group Limited, as to the validity of the Ordinary Shares and tax matters
5.2	Opinion of U.S. counsel of Aptorum Group Limited, as to the validity of the Ordinary Shares
10.1	Appointment Letter between the Company and Ian Huen (Founder, Chief Executive Officer & Executive Director), dated September 25, 2017 *
10.2	Employment Letter between the Company and Sabrina Khan (Chief Financial Officer), dated September 1, 2017 *
10.3	Addendum to Employment Letter between Company and Sabrina Khan (Chief Financial Officer) dated April 24, 2018 *
10.4	Appointment Letter between the Company and Darren Lui (Chief Business Officer, President & Director), dated September 25, 2017 *
10.5	Employment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated August 31, 2017 *
10.6	Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated September 25, 2017 *
10.7	Second Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated October 30, 2017 *
10.8	Third Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated January 2, 2018*
10.10	Appointment Letter between the Company and Charles Bathurst (Independent Non-Executive Director), dated September 24, 2017*
10.11	Appointment Letter between the Company and Mirko Scherer (Independent Non-Executive Director), dated September 24, 2017*
10.12	Employment Agreement between the Company and Justin Wu (Independent Non-Executive Director), dated September 18, 2017*
10.13	Employment Agreement between the Company and Douglas Arner (Independent Non-Executive Director), dated February 13, 2018*
10.25	2017 Share Option Plan*
10.26	Master Service Agreement between Covar Pharmaceuticals Incorporated and Aptorum Therapeutics Limited dated May 15, 2019(9)
10.27	Consulting Agreement between the Company and GloboAsia, LLC (includes provisions for the appointment of Keith Chan as member of the Scientific Advisory Board) dated March 13, 2019(5)
10.28	Exclusive Patent License Agreement for ALS-4 dated October 18, 2017(3)
10.29	First Amendment to Exclusive License Agreement for ALS-4 dated June 7, 2018*
10.30	Second Amendment to Exclusive License Agreement for ALS-4 dated July 10, 2019(6)(7)
10.31	Exclusive License Agreement for ALS-4 dated January 11, 2019(4)
10.32	Appoint letter with Dr. Lee dated March 13, 2019++
10.33	Appointment letter with Dr. Ng, dated March 13, 2019++
10.34	Master Collaboration Agreement by and between the Company, A*ccelerate Technologies Pte. Ltd, and Aeneas Capital Limited dated April 24, 2019 (1)

10.35	Form of Line of Credit Agreement (2)
10.36	Form of Promissory Note (2)
10.37	Consulting agreement with CGY Investment Limited effective on January 10, 2020(6)
10.38	Distribution and Marketing Agreement between Nativus Life Sciences Limited and Multipak Limited(6)
10.39	Secondment Agreement (2) between the Company and Aenco Limited dated April 1, 2020(6)
10.40	Contract Research Agreement between Aptorum Therapeutics Limited and Aeneas Technology (Hong Kong) Limited(10)
10.41	Form of February 2020 Securities Purchase Agreement+
10.42	Form of Purchaser Warrant Exchange Agreement(8)
10.43	Form of Lock-Up Agreement(8)
10.44	Form of Securities Purchase Agreement to be entered into among the Company and certain investors(11)
10.45	Form of Lock-Up Agreement to be entered into by the Company’s officers and directors(11)
21.1	List of Subsidiaries(10)
23.1	Consent of Marcum Bernstein & Pinchuk LLP(11)
23.2	Consent of Cayman Islands counsel of Aptorum Group Limited (included in Exhibit 5.1)
23.3	Consent of U.S. counsel of Aptorum Group Limited (included in Exhibit 5.2)
99.1	Code of Business Ethics*

*	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018
+++	Incorporated by reference to our Registration Statement Filed on Form F-1 on November 15, 2018
++	Incorporated by reference to our Current Report on Form 6-K filed on April 1, 2019
+	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020
(1)	Incorporated by reference to our Current Report on Form 6-K filed on April 24, 2019
(2)	Incorporated by reference to our Current Report on Form 6-K filed on August 14, 2019
(3)	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F
(4)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F
(5)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019
(6)	Incorporated by reference to our annual report on Form 20-F filed on April 29, 2020
(7)	Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed
(8)	Incorporated by reference to our Current Report on Form 6-K filed on August 27, 2020
(9)	Incorporated by reference to our Registration Statement Filed on Form F-1 on July 2, 2019
(10)	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 11, 2020
(11)	Incorporated by reference to our Registration Statement Filed on Form F-1/A on September 25, 2020